Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

January 13, 2012

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Home Treasure Finders, Inc. (the Company)
Form S-1 Registration Statement
File number 333-176154

Dear Ms. Lippman:

           At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to January 13, 2012 at 2:00 PM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

If you have any additional questions, do not hesitate to contact me at 720-273-2398.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand, President